November 4, 2010

VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street NE
Washington, D.C. 20549
Attn:  David Burton, Staff Accountant

Re:	WindTamer Corporation Form 10-Q for the quarter ended June 30, 2010 Filed August 16, 2010 File No. 0-53510

Ladies and Gentlemen,

Set forth below are the responses of WindTamer Corporation (the “Company”) to the comments contained in the letter (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 14, 2010, with respect to the Company’s Form 10-Q Filing for the quarter ended June 30, 2010 (the “Filing”).  Please note that this is the second letter received from the Staff, the first letter being dated September 7, 2010.

For the Staff’s convenience, the paragraphs below restate the Staff’s comments and contain the Company’s responses.

Form 10-Q for the quarter ended June 30, 2010

Note 9 – Commitments and Contingencies page 11

Warranty – page 11

1. We note that from your responses to prior comment 2 that due to the immateriality of the proceeds received and your status as a development stage company that you believe that netting the proceeds related to your turbine sales against research and development expenses is the appropriate classification.  Please explain to us how you have considered paragraphs 78 and 79 of FASB Concept Statement 6 in your classification.  Please cite any authoritative literature upon which you are relying.

The Company sold its first four ducted wind turbines at prices significantly below cost to “early adopters” of the technology.  These “early adopter” customers allowed Company personnel to obtain test data and monitor wind speeds from the turbine installations at their residential locations, which assisted the Company in determining the correlation of product output efficiencies. Several of these “early adopter” customers also allowed potential customers of the Company to visit their installations.  Because these initial four turbines assisted in the Company’s research and development efforts and the proceeds from the sale of these four turbines were significantly below product cost, the Company netted the sales proceeds (approximately $60,000) from these four turbines against research and development costs, which is where product costs and costs associated with collecting, monitoring and analyzing product output were reported.

For the quarter dated September 30, 2010, the Company has exited its status as a “development stage company.”  All sales revenue and related cost of sales will be reported as such in the Company’s Form 10-Q for the quarter ended September 30, 2010 and on a going-forward basis.

2. We note from your response to prior comment 3 that you accrue for warranties upon turbine installation.  However, the disclosures in your financial statements indicate that due to limited operating history, you are unable to make an estimate of your warranty expense and therefore you do not record a liability for warranties in your financial statements.  It does not appear that the policy disclosed in the financial statements is consistent with the requirements of paragraph 460-10-25-5 through 7 of the FASB Accounting Standards Codification. Please revise future filings to reflect the accounting policy as indicated in your response and to comply with paragraph 460-10-25-5 through 7 of the FASB Accounting Standards Codification.

The Company will comply with paragraphs 460-10-25-5 through 7 of the FASB Accounting Standards Codification in its Form 10-Q for the quarter ended September 30, 2010 and on a going-forward basis.

3. As a related matter we note that your warranties cover a 6 year period.  Please tell us how you are able to estimate warranty costs for this long term warranty considering your limited operating history.

Two of the Company’s turbines have been installed for more than one year.  One turbine has been installed at Clarkson University since May of 2008 and another at a residential home since June of 2009.  No repairs have been required to either of these turbines since installation.

Additionally, the Company has obtained both life expectancy and component warranty information from its vendors for the major components of the turbine, and has utilized this information to develop the requirements for the warranty reserve that will be reported in its Form 10-Q for the quarter ended September 30, 2010.  The Company’s basis for its warranty reserve will be updated quarterly as the Company continues to develop historical trends.

The Company is in the process of obtaining IEC certification for its turbines. This certification process includes duration and safety/functional testing, as well as product performance testing in accordance with the American Wind Energy Association standards.  At the conclusion of the testing, which is expected to be in approximately 6 months, the Company expects to obtain additional information regarding component life cycles and useful lives.  In addition, the Company will receive monthly interim reports from the testing agency (Intertek).  The Company will use the data received from this testing to update the basis for its warranty reserves.

****

Thank you for your assistance in this matter.  Please feel free to call me at 585-627-2167 if you have any questions about this matter.

Respectfully submitted,

WindTamer Corporation

By:  /s/ William A. Schmitz
William A. Schmitz
Chief Executive Officer

 cc:  Molly Hedges, Acting Chief Financial Officer